March 25, 2022

US Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LM Ericsson Telephone Company has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 25, 2022.

Respectfully submitted,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ CARL MELLANDER		/s/ JONAS STRINGBERG
Name:	Carl Mellander	Name:	Jonas Stringberg
Title:	Executive Vice President and Chief Financial Officer	Title:	Head of Group Controlling and External Reporting